November 15, 2024

Fu-Feng Kuo
Chief Executive Officer
Jyong Biotech Ltd.
23F-3, No. 95, Section 1, Xintai 5th Road
Xizhi District, New Taipei City
Taiwan, 221

       Re: Jyong Biotech Ltd.
           Amendment No. 6 to Registration Statement on Form F-1
           Filed November 1, 2024
           File No. 333-277725
Dear Fu-Feng Kuo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-1
Prospectus Summary
Overview, page 1

1. We note your response to prior comment 1. Please also update the language throughout the filings where you cross reference your risk factor on page 31. As an example only, we note the references on pages 5, 7, 30, 112, 115, 124, 126, 128, 133, and 137.
2. In response to prior comment 2 you state that based on prior conversations with the
       TFDA you anticipate that the TFDA will accord due consideration to the comments provided by the US FDA. We also note your disclosure that you have not had discussion with the TFDA regarding the unavailability of API-1. Therefore, please
 November 15, 2024
Page 2

      include a brief discussion of the prior conversations you have had with the TFDA that led you to such conclusion.
Use of Proceeds, page 79

3. We note that in response to prior comment 8 you removed disclosure indicating your plans to use $2.9 million of the proceeds for the settlement of the litigation with
      Taizhou Bay New District Administrative Committee and commitments with Taizhou
      Resource Bureau and state that "at this time" Taizhou Resource Bureau has not claimed for the land idling fee. We also continue to note that as of June 30, 2024 you had a net working capital deficit of approximately $11.7 million, which included current liabilities of approximately $5 million and $3.1 million due to Taizhou Bay
      New District Administrative Committee and commitments with Taizhou
Resources
      Bureau. Therefore, we reissue the comment. Please clarify the source(s) of funds you intend to use to settle the amounts owed. Please see Instruction 3 to
Item 504 of
      Regulation S-K.
Research and Development Expenses, page 92

4. In response to comment 9 you state that you have completed CMC documentation and submitted it to the FDA on October 16, 2024. You also state here and on pages 95, 96,
      120, and 128, that you received a denial notice from the FDA stating that the FDA is unable to reach agreement on protocols designed to establish safety and efficacy until you can provide complete CMC information of API-2 and a plan to establish comparability between API-1 and API-2. Please clarify whether you have also
      submitted a plan to establish comparability between API-1 and API-2.
Our Drug Candidate
MCS-2, page 120

5. We note your response to prior comment 6 and reissue. Please include a discussion of the serious adverse event(s) reported that you were not able to conclude were unrelated to your product candidate(s). In this regard we note that in response to our comment letter issued August 30, 2024, you included tables identifying serious adverse events for your clinical trials for MCS-2-US and MCS-2-TWN and concluded that "all of SAEs described above were 'not-related' to MCS-2, except the pancreatitis event in the MCS-2-US-c, where the pancreatitis occurred for only 3 days. The causality is 'possible related' but not 'definitely related' because it was most likely a side effect of Metformin used to treat diabetes mellitus."
Legal Proceedings and Compliance
Taizhou Investment Dispute, page 145

6. In response to prior comment 11 you state that under PRC's civil procedure, before the enforcement of an effective judgement form civil litigation is complete, the parties may choose to enter into a settlement agreement and apply to the court to perform such agreement in lieu of enforcing the judgement. Please also state if there is a time frame in which such settlement must be reached before the court enforces its judgement.
 November 15, 2024
Page 3

        Please contact Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-
551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Ross Carmel, Esq.